UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. __)*

                                   Aksys Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    010196103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

    Scott Sacane                             William Natbony, Esq.
    c/o Durus Capital Management, LLC        c/o Katten Muchin Zavis Rosenman
    20 Marshall Street, ste 320              575 Madison Avenue
    South Norwalk, CT 06854                  New York, New York 10022
                                             (212) 940-6348
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 20, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 010196103               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Durus Capital Management, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     21,333,118 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            21,333,118 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,333,118 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      76.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 010196103               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Durus Capital Management (N.A.), LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     498,100 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            498,100 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      498,100 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 010196103               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Scott Sacane
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     21,831,218 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            21,831,218 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,831,118 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock") of Aksys Ltd. (the "Company"), a company organized and existing under the laws of the State of Delaware. The address of the Company's principal executive offices is Two Marriott Drive, Lincolnshire, IL, 60069.

Item 2. Identity and Background

      (a) This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by
(i) Durus Capital Management, LLC ("Capital"), a Delaware limited liability company, in respect of shares held by Durus Life Sciences Master Fund Ltd. ("MF"), over which shares Capital has sole voting and dispositive power, (ii) Durus Capital Management (N.A.), LLC ("Management"), in respect of shares held by Artal Long Biotech Portfolio LLC ("Artal"), over which shares Management has sole voting and dispositive power, and (iii) Scott Sacane, the Managing Member of Capital and Managing Director of Management (Capital, Mr. Sacane and Management are hereinafter collectively referred to as the "Reporting Persons"). The Reporting Persons are making a group filing because, due to the relationships between them, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act.

      (b) The address of the principal business and principal office of each of the Reporting Persons is 20 Marshall Street, Suite 320, South Norwalk, CT 06854.

      (c) The principal business of Capital and Management is that of portfolio manager. The principal business of Mr. Sacane is acting as managing member of Capital.

      (d) None of the Reporting Persons has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

      (f) Mr. Sacane is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

From December 31, 2001 to July 24, 2003, Capital acquired an aggregate of 21,710,401 shares and warrants to purchase 281,454 shares of Common Stock for an aggregate cost of $167,056,985, and sold an aggregate of 658,737 shares for aggregate proceeds of $7,822,188. The source of funds used to purchase such shares was working capital of MF.

From May 14, 2003 to July 24, 2003, Management acquired an aggregate of 498,100 shares of Common Stock for an aggregate cost of $4,405,590. The source of funds used to purchase such shares was working capital of Artal.

A portion of the shares were purchased in margin accounts maintained with Goldman Sachs and UBS Securities. However, none of such shares are currently maintained in a margin account.

Item 4. Purpose of Transaction.

            The Reporting Persons acquired the shares of Common Stock reported herein, and continue to hold such shares, for investment purposes, with no intention to influence or change the management or other affairs of the Company.

            On April 11, 2003, Capital and Mr. Sacane entered into an agreement with the Company (a copy of which is attached hereto as Exhibit 1) pursuant to which, among other things, the Company agreed that the "inadvertent acquisition" exemption under the Company's Shareholder Rights Agreement (the "Rights Plan") shall apply to the Reporting Persons and that, accordingly, the Reporting Persons would not be deemed "Acquiring Persons" under the Rights Plan, subject to certain conditions.

            In July 2003, the Reporting Persons discovered that from April 2003 through July 24 2003, they had inadvertently purchased additional shares of the Company, as reported herein.

            On July 24, 2003, the Reporting Persons informed the Company that they had inadvertently acquired additional shares.

            On July 25, 2003, the Company issued a press release in which it disclosed that it is investigating the situation and its implications.

            The Reporting Persons reserve the right to dispose of shares, in their sole discretion, subject to applicable securities laws and market conditions.

            Except as otherwise indicated in this report, the Reporting Persons currently have no plans or proposals that relate to any of the matters described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

            (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 27,525,581 shares of Common Stock outstanding as of May 9, 2003, as reported in the Company's quarterly report on Form 10-Q for the period ended March 31, 2003.

            As of the close of business on July 25, 2003:

                  (i) Capital beneficially owns 21,333,118 shares of Common Stock, consisting of 21,051,664 shares of Common Stock and 281,454 shares of Common Stock issuable upon the exercise of warrants exercisable within the next sixty days. Such shares constitute approximately 76.7% of the shares of Common Stock outstanding;

                  (ii) Management beneficially owns 498,100 shares of Common Stock constituting approximately 1.8% of the shares of Common Stock outstanding; and

                  (iii) As Managing Director and Managing Member of Management and Capital, respectively, Mr. Sacane beneficially owns the 21,831,218 shares of Common Stock that are beneficially owned by Capital and Management. Such shares, in the aggregate, constitute approximately 78.5% of the shares of Common Stock outstanding.

            (b) Capital and Management each have the sole power to vote or direct the vote and to dispose or to direct the disposition of the shares reported herein as being beneficially owned by such entities, respectively, which power is exercisable in each case by Mr. Sacane as Managing Member of Capital and Managing Director of Management.

            (c) Set forth below is a description of all reportable transactions in shares of Common Stock that have been effected by the Reporting Persons from July 22, 2002 through July 24, 2003. All such transactions were effected on the open market. Share price information reflects the incurrence of brokerage commissions which generally range from between $0.015 to $0.05 per share.

The following transactions were effected by Capital through its exercise of sole voting and dispositive power over the shares held through MF.

--------------------------------------------------------------------------------
      Date        Transaction           Number of Shares    Price per share
--------------------------------------------------------------------------------
 7/22/2002        Purchase                        27,500          $7.559600
--------------------------------------------------------------------------------
 7/22/2002        Purchase                         7,500          $7.480000
--------------------------------------------------------------------------------
 7/22/2002        Purchase                         3,500          $7.416300
--------------------------------------------------------------------------------
 7/22/2002        Sale                             1,600          $7.712869
--------------------------------------------------------------------------------
 7/23/2002        Purchase                        28,380          $7.213600
--------------------------------------------------------------------------------
 7/23/2002        Purchase                        27,400          $7.199400
--------------------------------------------------------------------------------
 7/23/2002        Purchase                        10,000          $7.050000
--------------------------------------------------------------------------------
 7/24/2002        Purchase                        15,748          $6.806600
--------------------------------------------------------------------------------
 7/24/2002        Purchase                         5,000          $7.000000
--------------------------------------------------------------------------------
 7/24/2002        Purchase                         1,500          $6.816000
--------------------------------------------------------------------------------
 7/25/2002        Purchase                         2,200          $6.920000
--------------------------------------------------------------------------------
 7/25/2002        Purchase                         5,000          $6.825000
--------------------------------------------------------------------------------
 7/26/2002        Purchase                        11,900          $7.001500
--------------------------------------------------------------------------------
 7/26/2002        Purchase                         7,500          $7.000000
--------------------------------------------------------------------------------
 7/29/2002        Purchase                         9,188          $6.816500
--------------------------------------------------------------------------------
 7/29/2002        Purchase                         7,500          $6.950000
--------------------------------------------------------------------------------
 7/30/2002        Purchase                        18,000          $6.800000
--------------------------------------------------------------------------------
 7/30/2002        Purchase                        95,601          $6.759700
--------------------------------------------------------------------------------
 7/31/2002        Purchase                        49,069          $6.498500
--------------------------------------------------------------------------------
 7/31/2002        Purchase                         7,500          $6.480000
--------------------------------------------------------------------------------
 7/31/2002        Purchase                         7,500          $6.480000
--------------------------------------------------------------------------------
 7/31/2002        Purchase                        98,400          $6.524200
--------------------------------------------------------------------------------
 7/31/2002        Purchase                           900          $6.470000
--------------------------------------------------------------------------------
  8/1/2002        Purchase                         5,531          $6.059402
--------------------------------------------------------------------------------
  8/1/2002        Purchase                         5,000          $5.999000
--------------------------------------------------------------------------------
  8/1/2002        Purchase                         5,000          $5.999000
--------------------------------------------------------------------------------
  8/2/2002        Purchase                           300          $5.878300
--------------------------------------------------------------------------------
  8/2/2002        Purchase                         5,000          $6.050000
--------------------------------------------------------------------------------
  8/2/2002        Purchase                         5,000          $6.000000
--------------------------------------------------------------------------------
  8/5/2002        Purchase                         1,600          $5.528800
--------------------------------------------------------------------------------
  8/6/2002        Purchase                        10,000          $5.525000
--------------------------------------------------------------------------------
  8/6/2002        Purchase                         2,500          $5.530000
--------------------------------------------------------------------------------
  8/7/2002        Purchase                        16,200          $5.523500
--------------------------------------------------------------------------------
  8/8/2002        Purchase                        10,000          $5.499300
--------------------------------------------------------------------------------
  8/8/2002        Purchase                        50,100          $5.446900
--------------------------------------------------------------------------------
  8/9/2002        Purchase                           400          $5.390000
--------------------------------------------------------------------------------
  8/9/2002        Purchase                         5,000          $5.370000
--------------------------------------------------------------------------------
   8/12/02        Purchase                         4,700          $5.211800
--------------------------------------------------------------------------------
   8/12/02        Purchase                         5,000          $5.100000
--------------------------------------------------------------------------------
   8/13/02        Purchase                         6,600          $5.025000
--------------------------------------------------------------------------------
   8/14/02        Purchase                           700          $5.025000
--------------------------------------------------------------------------------
   8/14/02        Purchase                         5,000          $5.500000
--------------------------------------------------------------------------------
   8/15/02        Purchase                         5,000          $5.570000
--------------------------------------------------------------------------------
   8/15/02        Purchase                           700          $5.415000
--------------------------------------------------------------------------------
   8/15/02        Purchase                         2,500          $5.390000
--------------------------------------------------------------------------------
   8/16/02        Purchase                        12,600          $5.445900
--------------------------------------------------------------------------------
   8/19/02        Purchase                         2,000          $5.295000
--------------------------------------------------------------------------------
   8/19/02        Purchase                         5,000          $5.300000
--------------------------------------------------------------------------------
   8/19/02        Purchase                         5,000          $5.300000
--------------------------------------------------------------------------------
   8/20/02        Purchase                           100          $5.305000
--------------------------------------------------------------------------------
   8/21/02        Purchase                         5,000          $5.440000
--------------------------------------------------------------------------------
   8/21/02        Purchase                         5,000          $5.440000
--------------------------------------------------------------------------------
   8/21/02        Purchase                         4,400          $5.464300
--------------------------------------------------------------------------------
   8/21/02        Purchase                         2,000          $5.427500
--------------------------------------------------------------------------------
   8/22/02        Purchase                         5,940          $5.466500
--------------------------------------------------------------------------------
   8/22/02        Purchase                         4,060          $5.690000
--------------------------------------------------------------------------------
   8/22/02        Purchase                         3,200          $5.497500
--------------------------------------------------------------------------------
   8/23/02        Purchase                         9,800          $5.650000
--------------------------------------------------------------------------------
   8/23/02        Purchase                         3,999          $5.665001
--------------------------------------------------------------------------------
   8/26/02        Purchase                         5,300          $5.696600
--------------------------------------------------------------------------------
   8/26/02        Purchase                         4,100          $5.605200
--------------------------------------------------------------------------------
   8/27/02        Purchase                         1,866          $5.664202
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      Date        Transaction           Number of Shares    Price per share
--------------------------------------------------------------------------------
   8/27/02        Purchase                         5,100          $5.743400
--------------------------------------------------------------------------------
   8/27/02        Purchase                         5,000          $5.700000
--------------------------------------------------------------------------------
   8/27/02        Purchase                         5,000          $5.700000
--------------------------------------------------------------------------------
   8/28/02        Purchase                         5,737          $5.655200
--------------------------------------------------------------------------------
   8/28/02        Purchase                         6,300          $5.646700
--------------------------------------------------------------------------------
   8/29/02        Purchase                         1,700          $5.690600
--------------------------------------------------------------------------------
   8/29/02        Purchase                         3,200          $5.656200
--------------------------------------------------------------------------------
   8/30/02        Purchase                         1,956          $5.770302
--------------------------------------------------------------------------------
   8/30/02        Purchase                         5,760          $5.879500
--------------------------------------------------------------------------------
   8/30/02        Purchase                         5,000          $6.230000
--------------------------------------------------------------------------------
   8/30/02        Purchase                         5,000          $6.230000
--------------------------------------------------------------------------------
   8/30/02        Purchase                         5,000          $6.230000
--------------------------------------------------------------------------------
    9/3/02        Purchase                        13,408          $6.019800
--------------------------------------------------------------------------------
    9/3/02        Purchase                         7,800          $6.014700
--------------------------------------------------------------------------------
    9/4/02        Purchase                         7,550          $5.985701
--------------------------------------------------------------------------------
    9/4/02        Purchase                         7,500          $6.530000
--------------------------------------------------------------------------------
    9/4/02        Purchase                         6,000          $5.825000
--------------------------------------------------------------------------------
    9/5/02        Purchase                        22,800          $6.103400
--------------------------------------------------------------------------------
    9/5/02        Purchase                         7,500          $6.020000
--------------------------------------------------------------------------------
    9/5/02        Purchase                        28,300          $6.111600
--------------------------------------------------------------------------------
    9/6/02        Purchase                         5,400          $6.127300
--------------------------------------------------------------------------------
    9/6/02        Purchase                         7,500          $6.240000
--------------------------------------------------------------------------------
    9/6/02        Purchase                        56,500          $6.057400
--------------------------------------------------------------------------------
    9/6/02        Sale                             1,200          $6.274808
--------------------------------------------------------------------------------
    9/9/02        Purchase                        11,000          $6.136400
--------------------------------------------------------------------------------
    9/9/02        Purchase                        11,200          $6.127000
--------------------------------------------------------------------------------
   9/10/02        Purchase                        31,500          $6.136400
--------------------------------------------------------------------------------
   9/10/02        Purchase                        18,000          $6.132600
--------------------------------------------------------------------------------
   9/11/02        Purchase                        16,000          $6.052500
--------------------------------------------------------------------------------
   9/11/02        Purchase                        13,500          $6.025500
--------------------------------------------------------------------------------
   9/12/02        Purchase                         4,323          $5.974099
--------------------------------------------------------------------------------
   9/12/02        Purchase                         5,000          $5.970000
--------------------------------------------------------------------------------
   9/12/02        Purchase                        45,000          $6.008900
--------------------------------------------------------------------------------
   9/12/02        Sale                             1,700          $5.824824
--------------------------------------------------------------------------------
   9/13/02        Purchase                         4,432          $5.867101
--------------------------------------------------------------------------------
   9/13/02        Purchase                         5,000          $5.890000
--------------------------------------------------------------------------------
   9/13/02        Purchase                        11,000          $5.924100
--------------------------------------------------------------------------------
   9/13/02        Sale                             1,100          $5.909818
--------------------------------------------------------------------------------
   9/16/02        Purchase                         6,000          $5.878300
--------------------------------------------------------------------------------
   9/16/02        Purchase                        22,900          $5.875300
--------------------------------------------------------------------------------
   9/16/02        Sale                             1,800          $5.832322
--------------------------------------------------------------------------------
   9/17/02        Purchase                        13,700          $5.814000
--------------------------------------------------------------------------------
   9/17/02        Purchase                        23,000          $5.850400
--------------------------------------------------------------------------------
   9/17/02        Sale                               900          $5.791522
--------------------------------------------------------------------------------
   9/18/02        Purchase                         9,887          $5.719600
--------------------------------------------------------------------------------
   9/18/02        Purchase                        14,900          $5.747000
--------------------------------------------------------------------------------
   9/18/02        Purchase                         2,500          $5.730000
--------------------------------------------------------------------------------
   9/19/02        Purchase                        25,400          $5.763600
--------------------------------------------------------------------------------
   9/19/02        Purchase                        33,700          $5.739300
--------------------------------------------------------------------------------
   9/20/02        Purchase                        22,920          $5.661800
--------------------------------------------------------------------------------
   9/20/02        Purchase                        22,000          $5.800000
--------------------------------------------------------------------------------
   9/20/02        Purchase                        19,100          $5.658200
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      Date        Transaction           Number of Shares    Price per share
--------------------------------------------------------------------------------
   9/20/02        Purchase                        10,000          $5.590000
--------------------------------------------------------------------------------
   9/23/02        Purchase                        50,509          $5.558800
--------------------------------------------------------------------------------
   9/23/02        Purchase                        20,700          $5.563400
--------------------------------------------------------------------------------
   9/24/02        Purchase                        63,200          $5.533800
--------------------------------------------------------------------------------
   9/24/02        Purchase                        48,600          $5.503800
--------------------------------------------------------------------------------
   9/25/02        Purchase                        14,700          $5.536700
--------------------------------------------------------------------------------
   9/25/02        Purchase                        20,600          $5.490900
--------------------------------------------------------------------------------
   9/25/02        Sale                               900          $5.479833
--------------------------------------------------------------------------------
   9/26/02        Purchase                         7,800          $5.466300
--------------------------------------------------------------------------------
   9/27/02        Purchase                         1,400          $5.420000
--------------------------------------------------------------------------------
   9/27/02        Purchase                         8,400          $5.432800
--------------------------------------------------------------------------------
   9/30/02        Purchase                         8,575          $5.470000
--------------------------------------------------------------------------------
   9/30/02        Purchase                        35,000          $5.610000
--------------------------------------------------------------------------------
   9/30/02        Purchase                        12,500          $5.466800
--------------------------------------------------------------------------------
   9/30/02        Sale                            13,600          $5.449935
--------------------------------------------------------------------------------
   10/1/02        Purchase                        11,400          $5.468800
--------------------------------------------------------------------------------
   10/2/02        Purchase                        20,500          $5.329300
--------------------------------------------------------------------------------
   10/2/02        Purchase                        19,400          $5.347800
--------------------------------------------------------------------------------
   10/3/02        Purchase                        32,700          $5.222800
--------------------------------------------------------------------------------
   10/3/02        Purchase                        10,900          $5.235300
--------------------------------------------------------------------------------
   10/4/02        Purchase                        82,000          $5.063200
--------------------------------------------------------------------------------
   10/4/02        Purchase                        10,000          $5.035000
--------------------------------------------------------------------------------
   10/4/02        Purchase                        50,300          $5.070600
--------------------------------------------------------------------------------
   10/4/02        Purchase                        13,250          $5.129900
--------------------------------------------------------------------------------
   10/4/02        Purchase                         6,000          $5.039700
--------------------------------------------------------------------------------
   10/7/02        Purchase                        25,000          $5.173200
--------------------------------------------------------------------------------
   10/7/02        Purchase                        27,925          $5.100700
--------------------------------------------------------------------------------
   10/7/02        Purchase                         5,000          $5.065000
--------------------------------------------------------------------------------
   10/8/02        Purchase                        20,000          $5.080900
--------------------------------------------------------------------------------
   10/8/02        Purchase                        18,267          $5.041200
--------------------------------------------------------------------------------
   10/8/02        Purchase                        10,000          $5.000000
--------------------------------------------------------------------------------
   10/8/02        Purchase                        13,000          $5.000700
--------------------------------------------------------------------------------
   10/8/02        Sale                             1,300          $4.964846
--------------------------------------------------------------------------------
   10/8/02        Sale                             5,100          $4.969849
--------------------------------------------------------------------------------
   10/9/02        Purchase                        10,000          $4.960000
--------------------------------------------------------------------------------
   10/9/02        Purchase                         5,700          $5.015000
--------------------------------------------------------------------------------
   10/9/02        Purchase                        15,000          $5.140000
--------------------------------------------------------------------------------
   10/9/02        Purchase                        14,500          $5.014200
--------------------------------------------------------------------------------
10/10/2002        Purchase                        35,650          $4.964200
--------------------------------------------------------------------------------
10/10/2002        Purchase                        10,000          $5.012700
--------------------------------------------------------------------------------
10/10/2002        Purchase                        55,000          $4.976800
--------------------------------------------------------------------------------
10/10/2002        Purchase                        10,000          $5.007300
--------------------------------------------------------------------------------
10/10/2002        Sale                             2,000          $4.934850
--------------------------------------------------------------------------------
10/11/2002        Purchase                        25,000          $4.965000
--------------------------------------------------------------------------------
10/11/2002        Purchase                        10,000          $4.945000
--------------------------------------------------------------------------------
10/11/2002        Purchase                        31,300          $4.954100
--------------------------------------------------------------------------------
10/14/2002        Purchase                        11,600          $4.766000
--------------------------------------------------------------------------------
10/14/2002        Purchase                         5,000          $4.915000
--------------------------------------------------------------------------------
10/14/2002        Sale                            11,000          $4.709857
--------------------------------------------------------------------------------
10/15/2002        Purchase                        40,500          $4.905900
--------------------------------------------------------------------------------
10/15/2002        Purchase                        15,000          $5.000000
--------------------------------------------------------------------------------
10/15/2002        Purchase                        10,000          $5.022200
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      Date        Transaction           Number of Shares    Price per share
--------------------------------------------------------------------------------
10/16/2002        Purchase                        34,324          $5.034500
--------------------------------------------------------------------------------
10/16/2002        Purchase                         6,000          $5.120000
--------------------------------------------------------------------------------
10/16/2002        Sale                             3,400          $5.029847
--------------------------------------------------------------------------------
10/17/2002        Purchase                         5,000          $5.000000
--------------------------------------------------------------------------------
10/17/2002        Purchase                        11,000          $4.921400
--------------------------------------------------------------------------------
10/17/2002        Purchase                        70,947          $4.927700
--------------------------------------------------------------------------------
10/18/2002        Purchase                        96,000          $4.664700
--------------------------------------------------------------------------------
10/18/2002        Purchase                        25,000          $4.750000
--------------------------------------------------------------------------------
10/18/2002        Purchase                        10,000          $4.710000
--------------------------------------------------------------------------------
10/18/2002        Purchase                         5,000          $4.636000
--------------------------------------------------------------------------------
10/18/2002        Purchase                        75,000          $4.668000
--------------------------------------------------------------------------------
10/18/2002        Purchase                        40,000          $4.717000
--------------------------------------------------------------------------------
10/21/2002        Purchase                        58,316          $4.468600
--------------------------------------------------------------------------------
10/21/2002        Purchase                        16,000          $4.471900
--------------------------------------------------------------------------------
10/21/2002        Purchase                         2,500          $4.520000
--------------------------------------------------------------------------------
10/21/2002        Purchase                         5,000          $4.435000
--------------------------------------------------------------------------------
10/22/2002        Purchase                        32,100          $4.423600
--------------------------------------------------------------------------------
10/22/2002        Purchase                        15,000          $4.400000
--------------------------------------------------------------------------------
10/22/2002        Purchase                        14,600          $4.405500
--------------------------------------------------------------------------------
10/23/2002        Purchase                         7,500          $4.263300
--------------------------------------------------------------------------------
10/23/2002        Purchase                        10,000          $4.379800
--------------------------------------------------------------------------------
10/23/2002        Purchase                        42,500          $4.140600
--------------------------------------------------------------------------------
10/24/2002        Purchase                        70,200          $4.009100
--------------------------------------------------------------------------------
10/25/2002        Purchase                        32,100          $3.908100
--------------------------------------------------------------------------------
10/25/2002        Purchase                        15,000          $3.890000
--------------------------------------------------------------------------------
10/28/2002        Purchase                         5,000          $3.850000
--------------------------------------------------------------------------------
10/28/2002        Purchase                         5,000          $3.866200
--------------------------------------------------------------------------------
10/28/2002        Purchase                        16,200          $3.859900
--------------------------------------------------------------------------------
10/28/2002        Purchase                        23,565          $3.886000
--------------------------------------------------------------------------------
10/29/2002        Purchase                        15,000          $3.900000
--------------------------------------------------------------------------------
10/29/2002        Purchase                        16,100          $3.893000
--------------------------------------------------------------------------------
10/29/2002        Purchase                         2,500          $3.934000
--------------------------------------------------------------------------------
10/30/2002        Purchase                         5,070          $3.935899
--------------------------------------------------------------------------------
10/30/2002        Purchase                         5,000          $3.900000
--------------------------------------------------------------------------------
10/30/2002        Purchase                           100          $3.915000
--------------------------------------------------------------------------------
10/31/2002        Purchase                         4,000          $4.052500
--------------------------------------------------------------------------------
10/31/2002        Purchase                         3,800          $4.042600
--------------------------------------------------------------------------------
10/31/2002        Purchase                        10,000          $4.000000
--------------------------------------------------------------------------------
 11/1/2002        Purchase                        15,500          $4.024200
--------------------------------------------------------------------------------
 11/1/2002        Purchase                         9,000          $3.990200
--------------------------------------------------------------------------------
 11/1/2002        Purchase                        10,000          $4.000000
--------------------------------------------------------------------------------
 11/4/2002        Purchase                         3,750          $4.053301
--------------------------------------------------------------------------------
 11/4/2002        Purchase                         2,100          $4.041700
--------------------------------------------------------------------------------
 11/5/2002        Purchase                         5,500          $4.000700
--------------------------------------------------------------------------------
 11/5/2002        Purchase                         5,600          $3.959100
--------------------------------------------------------------------------------
 11/6/2002        Purchase                         1,400          $3.972900
--------------------------------------------------------------------------------
 11/6/2002        Purchase                         5,000          $3.810000
--------------------------------------------------------------------------------
 11/6/2002        Purchase                         5,600          $3.815000
--------------------------------------------------------------------------------
 11/7/2002        Purchase                         6,527          $3.822700
--------------------------------------------------------------------------------
 11/7/2002        Purchase                         3,000          $3.822700
--------------------------------------------------------------------------------
 11/8/2002        Purchase                        13,100          $3.685600
--------------------------------------------------------------------------------
11/11/2002        Purchase                           500          $3.680000
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      Date        Transaction           Number of Shares    Price per share
--------------------------------------------------------------------------------
11/13/2002        Purchase                         1,000          $4.055000
--------------------------------------------------------------------------------
11/15/2002        Purchase                        16,750          $4.700000
--------------------------------------------------------------------------------
11/15/2002        Purchase                         9,800          $4.665000
--------------------------------------------------------------------------------
11/15/2002        Purchase                           350          $4.685000
--------------------------------------------------------------------------------
11/18/2002        Purchase                         3,500          $4.443400
--------------------------------------------------------------------------------
11/18/2002        Purchase                        23,528          $4.551000
--------------------------------------------------------------------------------
11/19/2002        Purchase                        10,100          $4.323800
--------------------------------------------------------------------------------
11/19/2002        Purchase                         7,975          $4.373401
--------------------------------------------------------------------------------
11/20/2002        Purchase                         6,500          $4.386500
--------------------------------------------------------------------------------
11/20/2002        Purchase                         3,600          $4.322200
--------------------------------------------------------------------------------
11/20/2002        Purchase                         7,500          $4.500000
--------------------------------------------------------------------------------
11/21/2002        Purchase                         8,347          $4.594200
--------------------------------------------------------------------------------
11/21/2002        Purchase                         7,500          $4.530000
--------------------------------------------------------------------------------
11/21/2002        Purchase                         5,000          $4.541800
--------------------------------------------------------------------------------
11/21/2002        Purchase                           100          $4.485000
--------------------------------------------------------------------------------
11/22/2002        Purchase                           800          $4.494800
--------------------------------------------------------------------------------
11/22/2002        Purchase                           500          $4.563000
--------------------------------------------------------------------------------
11/22/2002        Purchase                         2,625          $4.538099
--------------------------------------------------------------------------------
11/25/2002        Purchase                         1,000          $4.515000
--------------------------------------------------------------------------------
11/25/2002        Purchase                         1,200          $4.550800
--------------------------------------------------------------------------------
11/26/2002        Purchase                           300          $4.957000
--------------------------------------------------------------------------------
11/27/2002        Purchase                         1,800          $5.026100
--------------------------------------------------------------------------------
11/27/2002        Purchase                         5,750          $5.160600
--------------------------------------------------------------------------------
11/29/2002        Purchase                         2,800          $5.535000
--------------------------------------------------------------------------------
11/29/2002        Purchase                         1,062          $5.557100
--------------------------------------------------------------------------------
 12/2/2002        Purchase                         5,000          $5.295000
--------------------------------------------------------------------------------
 12/2/2002        Purchase                        29,700          $5.322100
--------------------------------------------------------------------------------
 12/2/2002        Purchase                        16,650          $5.539000
--------------------------------------------------------------------------------
 12/3/2002        Purchase                        11,700          $5.196300
--------------------------------------------------------------------------------
 12/3/2002        Purchase                        13,430          $5.199100
--------------------------------------------------------------------------------
 12/4/2002        Purchase                         5,600          $5.131300
--------------------------------------------------------------------------------
 12/4/2002        Purchase                        10,000          $5.260000
--------------------------------------------------------------------------------
 12/4/2002        Purchase                           300          $5.125000
--------------------------------------------------------------------------------
 12/4/2002        Purchase                         5,900          $5.135300
--------------------------------------------------------------------------------
 12/5/2002        Purchase                        24,099          $5.250100
--------------------------------------------------------------------------------
 12/5/2002        Purchase                         7,500          $5.280000
--------------------------------------------------------------------------------
 12/5/2002        Purchase                        22,000          $5.198700
--------------------------------------------------------------------------------
 12/6/2002        Purchase                         3,600          $5.297800
--------------------------------------------------------------------------------
 12/6/2002        Purchase                         5,000          $5.220000
--------------------------------------------------------------------------------
 12/6/2002        Purchase                         1,400          $5.305700
--------------------------------------------------------------------------------
 12/9/2002        Purchase                         9,451          $5.275001
--------------------------------------------------------------------------------
 12/9/2002        Purchase                         8,200          $5.252800
--------------------------------------------------------------------------------
12/10/2002        Purchase                         1,500          $5.353700
--------------------------------------------------------------------------------
12/10/2002        Purchase                         2,392          $5.323102
--------------------------------------------------------------------------------
12/11/2002        Purchase                        10,635          $5.477400
--------------------------------------------------------------------------------
12/11/2002        Purchase                         9,300          $5.486600
--------------------------------------------------------------------------------
12/12/2002        Purchase                         3,250          $5.696200
--------------------------------------------------------------------------------
12/12/2002        Purchase                         3,000          $5.680000
--------------------------------------------------------------------------------
12/12/2002        Purchase                         7,000          $5.693000
--------------------------------------------------------------------------------
12/13/2002        Purchase                        38,300          $5.701200
--------------------------------------------------------------------------------
12/13/2002        Purchase                         9,914          $5.701100
--------------------------------------------------------------------------------
12/16/2002        Purchase                        10,000          $5.750000
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      Date        Transaction           Number of Shares    Price per share
--------------------------------------------------------------------------------
12/16/2002        Purchase                         7,500          $5.770000
--------------------------------------------------------------------------------
12/16/2002        Purchase                        10,000          $5.980000
--------------------------------------------------------------------------------
12/16/2002        Purchase                        23,050          $5.737200
--------------------------------------------------------------------------------
12/16/2002        Purchase                        63,400          $5.755100
--------------------------------------------------------------------------------
12/17/2002        Purchase                        16,630          $5.868100
--------------------------------------------------------------------------------
12/17/2002        Purchase                        22,200          $5.885000
--------------------------------------------------------------------------------
12/18/2002        Purchase                         2,000          $5.750000
--------------------------------------------------------------------------------
12/18/2002        Purchase                        32,800          $5.814800
--------------------------------------------------------------------------------
12/18/2002        Purchase                        29,360          $5.838300
--------------------------------------------------------------------------------
12/18/2002        Purchase                         8,000          $5.800000
--------------------------------------------------------------------------------
12/19/2002        Purchase                        27,199          $5.748300
--------------------------------------------------------------------------------
12/19/2002        Purchase                        10,000          $5.800000
--------------------------------------------------------------------------------
12/19/2002        Purchase                         2,000          $5.725000
--------------------------------------------------------------------------------
12/19/2002        Purchase                        31,500          $5.783900
--------------------------------------------------------------------------------
12/20/2002        Purchase                         2,000          $5.940000
--------------------------------------------------------------------------------
12/20/2002        Purchase                        19,500          $5.858500
--------------------------------------------------------------------------------
12/20/2002        Purchase                       124,400          $5.850700
--------------------------------------------------------------------------------
12/20/2002        Purchase                        10,000          $5.850000
--------------------------------------------------------------------------------
12/20/2002        Purchase                         1,300          $5.825000
--------------------------------------------------------------------------------
12/23/2002        Purchase                         2,000          $5.750000
--------------------------------------------------------------------------------
12/23/2002        Purchase                        24,500          $5.910500
--------------------------------------------------------------------------------
12/23/2002        Purchase                         5,583          $5.936101
--------------------------------------------------------------------------------
12/24/2002        Purchase                           600          $5.875000
--------------------------------------------------------------------------------
12/24/2002        Purchase                        95,500          $5.913100
--------------------------------------------------------------------------------
12/24/2002        Purchase                        43,700          $5.907600
--------------------------------------------------------------------------------
12/26/2002        Purchase                       120,149          $5.842700
--------------------------------------------------------------------------------
12/26/2002        Purchase                       207,600          $5.846700
--------------------------------------------------------------------------------
12/27/2002        Purchase                       157,611          $5.663600
--------------------------------------------------------------------------------
12/27/2002        Purchase                        51,300          $5.771800
--------------------------------------------------------------------------------
12/27/2002        Purchase                        11,000          $5.765900
--------------------------------------------------------------------------------
12/30/2002        Purchase                        50,132          $5.486800
--------------------------------------------------------------------------------
12/30/2002        Purchase                         4,000          $5.500000
--------------------------------------------------------------------------------
12/31/2002        Purchase                       141,640          $5.402300
--------------------------------------------------------------------------------
12/31/2002        Purchase                           100          $5.485000
--------------------------------------------------------------------------------
12/31/2002        Purchase                        45,000          $5.383900
--------------------------------------------------------------------------------
12/31/2002        Purchase                        15,000          $5.300000
--------------------------------------------------------------------------------
  1/2/2003        Purchase                        29,200          $5.200100
--------------------------------------------------------------------------------
  1/3/2003        Purchase                         7,200          $4.902900
--------------------------------------------------------------------------------
  1/3/2003        Purchase                        55,704          $5.001200
--------------------------------------------------------------------------------
  1/6/2003        Purchase                         3,700          $4.888000
--------------------------------------------------------------------------------
  1/7/2003        Purchase                         5,200          $4.896900
--------------------------------------------------------------------------------
  1/7/2003        Purchase                        68,900          $4.844500
--------------------------------------------------------------------------------
  1/8/2003        Purchase                           100          $4.845000
--------------------------------------------------------------------------------
  1/8/2003        Purchase                        22,100          $4.842400
--------------------------------------------------------------------------------
  1/9/2003        Purchase                        28,900          $5.105700
--------------------------------------------------------------------------------
 1/10/2003        Purchase                           500          $5.105000
--------------------------------------------------------------------------------
 1/10/2003        Purchase                        10,300          $5.225500
--------------------------------------------------------------------------------
 1/13/2003        Purchase                           500          $5.245000
--------------------------------------------------------------------------------
 1/13/2003        Purchase                        25,400          $5.202100
--------------------------------------------------------------------------------
 1/14/2003        Purchase                        32,800          $5.185100
--------------------------------------------------------------------------------
 1/15/2003        Purchase                        17,200          $5.145400
--------------------------------------------------------------------------------
 1/16/2003        Purchase                        17,400          $5.176400
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      Date        Transaction           Number of Shares    Price per share
--------------------------------------------------------------------------------
 1/17/2003        Purchase                        14,300          $5.286200
--------------------------------------------------------------------------------
 1/21/2003        Purchase                        45,700          $5.314200
--------------------------------------------------------------------------------
 1/22/2003        Purchase                        43,200          $5.275700
--------------------------------------------------------------------------------
 1/23/2003        Purchase                           200          $5.295000
--------------------------------------------------------------------------------
 1/23/2003        Purchase                        48,300          $5.306900
--------------------------------------------------------------------------------
 1/24/2003        Purchase                        82,800          $5.288100
--------------------------------------------------------------------------------
 1/24/2003        Purchase                        10,000          $5.380000
--------------------------------------------------------------------------------
 1/27/2003        Purchase                        27,300          $5.328800
--------------------------------------------------------------------------------
 1/28/2003        Purchase                        25,000          $5.390700
--------------------------------------------------------------------------------
 1/29/2003        Purchase                        25,700          $5.468200
--------------------------------------------------------------------------------
 1/30/2003        Purchase                        42,100          $5.537800
--------------------------------------------------------------------------------
 1/31/2003        Purchase                        50,400          $5.562400
--------------------------------------------------------------------------------
 1/31/2003        Purchase                        30,000          $5.610000
--------------------------------------------------------------------------------
 1/31/2003        Purchase                         6,500          $5.607200
--------------------------------------------------------------------------------
  2/3/2003        Purchase                        42,300          $5.540600
--------------------------------------------------------------------------------
  2/4/2003        Purchase                        45,800          $5.549500
--------------------------------------------------------------------------------
  2/5/2003        Purchase                        56,100          $5.535800
--------------------------------------------------------------------------------
  2/6/2003        Purchase                        12,000          $5.513300
--------------------------------------------------------------------------------
  2/6/2003        Purchase                       155,900          $5.528500
--------------------------------------------------------------------------------
  2/6/2003        Purchase                        13,000          $5.515700
--------------------------------------------------------------------------------
  2/7/2003        Purchase                        53,800          $5.601800
--------------------------------------------------------------------------------
 2/10/2003        Purchase                        41,800          $5.635500
--------------------------------------------------------------------------------
 2/11/2003        Purchase                        44,500          $5.614200
--------------------------------------------------------------------------------
 2/11/2003        Purchase                        13,193          $5.622600
--------------------------------------------------------------------------------
 2/12/2003        Purchase                        11,600          $5.597200
--------------------------------------------------------------------------------
 2/13/2003        Purchase                        12,200          $5.715000
--------------------------------------------------------------------------------
 2/13/2003        Purchase                        34,200          $5.631800
--------------------------------------------------------------------------------
 2/13/2003        Purchase                         5,000          $5.700000
--------------------------------------------------------------------------------
 2/14/2003        Purchase                        10,000          $5.662000
--------------------------------------------------------------------------------
 2/14/2003        Purchase                       144,000          $5.653240
--------------------------------------------------------------------------------
 2/18/2003        Purchase                        58,200          $5.891100
--------------------------------------------------------------------------------
 2/18/2003        Purchase                         6,000          $5.940000
--------------------------------------------------------------------------------
 2/19/2003        Purchase                         5,500          $6.000000
--------------------------------------------------------------------------------
 2/19/2003        Purchase                        72,700          $5.987200
--------------------------------------------------------------------------------
 2/19/2003        Purchase                         2,500          $5.980000
--------------------------------------------------------------------------------
 2/20/2003        Purchase                       405,100          $5.943820
--------------------------------------------------------------------------------
 2/21/2003        Purchase                       116,800          $5.942700
--------------------------------------------------------------------------------
 2/21/2003        Purchase                        35,000          $5.942100
--------------------------------------------------------------------------------
 2/21/2003        Purchase                        10,000          $5.940000
--------------------------------------------------------------------------------
 2/21/2003        Purchase                         7,000          $5.956100
--------------------------------------------------------------------------------
 2/24/2003        Purchase                        15,000          $5.983400
--------------------------------------------------------------------------------
 2/24/2003        Purchase                        79,600          $5.962990
--------------------------------------------------------------------------------
 2/25/2003        Purchase                        96,900          $6.030500
--------------------------------------------------------------------------------
 2/25/2003        Purchase                        10,000          $6.030000
--------------------------------------------------------------------------------
 2/26/2003        Purchase                        43,300          $6.007600
--------------------------------------------------------------------------------
 2/26/2003        Purchase                        10,000          $6.040000
--------------------------------------------------------------------------------
 2/26/2003        Purchase                         5,000          $6.032400
--------------------------------------------------------------------------------
 2/27/2003        Purchase                         1,000          $6.045000
--------------------------------------------------------------------------------
 2/27/2003        Purchase                        83,600          $6.120600
--------------------------------------------------------------------------------
 2/27/2003        Purchase                        45,000          $6.117800
--------------------------------------------------------------------------------
 2/28/2003        Purchase                       161,400          $6.130000
--------------------------------------------------------------------------------
 2/28/2003        Purchase                        22,500          $6.136100
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      Date        Transaction           Number of Shares    Price per share
--------------------------------------------------------------------------------
 2/28/2003        Purchase                        10,000          $6.120000
--------------------------------------------------------------------------------
  3/3/2003        Purchase                        25,000          $6.130000
--------------------------------------------------------------------------------
  3/3/2003        Purchase                         7,500          $6.200900
--------------------------------------------------------------------------------
  3/3/2003        Purchase                        35,100          $6.150400
--------------------------------------------------------------------------------
  3/3/2003        Sale                            25,000          $6.089816
--------------------------------------------------------------------------------
  3/4/2003        Purchase                        99,500          $6.098200
--------------------------------------------------------------------------------
  3/4/2003        Purchase                        10,000          $6.090000
--------------------------------------------------------------------------------
  3/4/2003        Sale                            10,000          $5.989818
--------------------------------------------------------------------------------
  3/5/2003        Purchase                        10,000          $6.100000
--------------------------------------------------------------------------------
  3/5/2003        Purchase                        68,600          $6.086500
--------------------------------------------------------------------------------
  3/5/2003        Sale                            10,000          $6.059817
--------------------------------------------------------------------------------
  3/6/2003        Purchase                         1,000          $6.325000
--------------------------------------------------------------------------------
  3/6/2003        Purchase                        86,600          $6.373500
--------------------------------------------------------------------------------
  3/6/2003        Sale                               200          $6.284800
--------------------------------------------------------------------------------
  3/7/2003        Purchase                        54,100          $6.503100
--------------------------------------------------------------------------------
 3/10/2003        Purchase                        67,100          $6.584200
--------------------------------------------------------------------------------
 3/10/2003        Purchase                        20,000          $6.605000
--------------------------------------------------------------------------------
 3/10/2003        Sale                            20,000          $6.519803
--------------------------------------------------------------------------------
 3/11/2003        Purchase                         5,000          $6.560000
--------------------------------------------------------------------------------
 3/11/2003        Purchase                         2,000          $6.555000
--------------------------------------------------------------------------------
 3/11/2003        Purchase                        99,400          $6.544700
--------------------------------------------------------------------------------
 3/12/2003        Purchase                        75,300          $6.521900
--------------------------------------------------------------------------------
 3/12/2003        Purchase                         2,000          $6.500000
--------------------------------------------------------------------------------
 3/13/2003        Purchase                         7,000          $6.800000
--------------------------------------------------------------------------------
 3/13/2003        Purchase                         5,500          $6.750000
--------------------------------------------------------------------------------
 3/13/2003        Purchase                        87,100          $6.654700
--------------------------------------------------------------------------------
 3/14/2003        Purchase                        35,300          $6.853600
--------------------------------------------------------------------------------
 3/14/2003        Purchase                         3,000          $6.690000
--------------------------------------------------------------------------------
 3/17/2003        Purchase                        42,500          $7.085900
--------------------------------------------------------------------------------
 3/18/2003        Purchase                        17,600          $7.165000
--------------------------------------------------------------------------------
 3/19/2003        Purchase                        30,500          $7.151400
--------------------------------------------------------------------------------
 3/20/2003        Purchase                        94,200          $7.123900
--------------------------------------------------------------------------------
 3/20/2003        Purchase                         7,500          $7.140000
--------------------------------------------------------------------------------
 3/21/2003        Purchase                       133,500          $7.135800
--------------------------------------------------------------------------------
 3/21/2003        Purchase                         7,500          $7.140000
--------------------------------------------------------------------------------
 3/24/2003        Purchase                        70,900          $7.085800
--------------------------------------------------------------------------------
 3/25/2003        Purchase                        66,200          $7.037300
--------------------------------------------------------------------------------
 3/26/2003        Purchase                        69,900          $7.001800
--------------------------------------------------------------------------------
 3/27/2003        Purchase                        55,600          $7.024400
--------------------------------------------------------------------------------
 3/27/2003        Purchase                         2,000          $7.035000
--------------------------------------------------------------------------------
 3/28/2003        Purchase                        46,600          $7.074000
--------------------------------------------------------------------------------
 3/31/2003        Purchase                       105,000          $7.030200
--------------------------------------------------------------------------------
  4/1/2003        Purchase                        86,000          $7.009100
--------------------------------------------------------------------------------
  4/2/2003        Purchase                        25,000          $7.058000
--------------------------------------------------------------------------------
  4/2/2003        Purchase                        15,000          $7.093300
--------------------------------------------------------------------------------
  4/2/2003        Purchase                       107,800          $7.082700
--------------------------------------------------------------------------------
  4/3/2003        Purchase                         1,500          $7.110000
--------------------------------------------------------------------------------
  4/3/2003        Purchase                        76,300          $7.087800
--------------------------------------------------------------------------------
  4/4/2003        Purchase                        87,100          $7.089100
--------------------------------------------------------------------------------
  4/7/2003        Purchase                        91,400          $7.273400
--------------------------------------------------------------------------------
  4/8/2003        Purchase                        57,700          $7.225500
--------------------------------------------------------------------------------
  4/9/2003        Purchase                        18,300          $7.246600
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      Date        Transaction           Number of Shares    Price per share
--------------------------------------------------------------------------------
 4/10/2003        Purchase                        17,300          $7.236900
--------------------------------------------------------------------------------
 4/11/2003        Purchase                        27,800          $7.243200
--------------------------------------------------------------------------------
 4/14/2003        Purchase                        10,500          $7.276700
--------------------------------------------------------------------------------
 4/15/2003        Purchase                        56,100          $7.289800
--------------------------------------------------------------------------------
 4/16/2003        Purchase                        97,900          $7.404600
--------------------------------------------------------------------------------
 4/16/2003        Purchase                        10,000          $7.470000
--------------------------------------------------------------------------------
 4/17/2003        Purchase                        98,000          $7.378700
--------------------------------------------------------------------------------
 4/17/2003        Purchase                         3,000          $7.380300
--------------------------------------------------------------------------------
 4/21/2003        Purchase                        30,900          $7.393500
--------------------------------------------------------------------------------
 4/22/2003        Purchase                         2,500          $7.365000
--------------------------------------------------------------------------------
 4/22/2003        Purchase                        25,300          $7.356200
--------------------------------------------------------------------------------
 4/22/2003        Purchase                         5,000          $7.350000
--------------------------------------------------------------------------------
 4/23/2003        Purchase                        65,000          $7.457700
--------------------------------------------------------------------------------
 4/23/2003        Purchase                         5,000          $7.430000
--------------------------------------------------------------------------------
 4/24/2003        Purchase                        25,000          $7.445100
--------------------------------------------------------------------------------
 4/24/2003        Purchase                        56,200          $7.448600
--------------------------------------------------------------------------------
 4/25/2003        Purchase                        10,100          $7.454300
--------------------------------------------------------------------------------
 4/25/2003        Purchase                        75,800          $7.453600
--------------------------------------------------------------------------------
 4/28/2003        Purchase                        49,700          $7.474800
--------------------------------------------------------------------------------
 4/29/2003        Purchase                       129,300          $7.705160
--------------------------------------------------------------------------------
 4/30/2003        Purchase                        10,000          $7.805000
--------------------------------------------------------------------------------
 4/30/2003        Purchase                       261,300          $7.859800
--------------------------------------------------------------------------------
  5/1/2003        Purchase                        97,900          $7.784400
--------------------------------------------------------------------------------
  5/2/2003        Purchase                         8,200          $7.833800
--------------------------------------------------------------------------------
  5/5/2003        Purchase                        82,500          $7.793200
--------------------------------------------------------------------------------
  5/6/2003        Purchase                         1,900          $7.805000
--------------------------------------------------------------------------------
  5/6/2003        Purchase                        43,800          $7.786300
--------------------------------------------------------------------------------
  5/7/2003        Purchase                         1,000          $7.795000
--------------------------------------------------------------------------------
  5/7/2003        Purchase                        71,100          $7.779300
--------------------------------------------------------------------------------
  5/8/2003        Purchase                       106,800          $7.749900
--------------------------------------------------------------------------------
  5/8/2003        Purchase                        15,100          $7.746200
--------------------------------------------------------------------------------
  5/9/2003        Purchase                        52,800          $7.791500
--------------------------------------------------------------------------------
 5/12/2003        Purchase                         7,500          $8.100000
--------------------------------------------------------------------------------
 5/12/2003        Purchase                         7,500          $8.050000
--------------------------------------------------------------------------------
 5/12/2003        Purchase                         2,500          $8.095000
--------------------------------------------------------------------------------
 5/12/2003        Purchase                       118,300          $7.921400
--------------------------------------------------------------------------------
 5/13/2003        Purchase                       198,000          $8.534800
--------------------------------------------------------------------------------
 5/14/2003        Purchase                        30,400          $8.745100
--------------------------------------------------------------------------------
 5/15/2003        Purchase                         2,500          $8.819400
--------------------------------------------------------------------------------
 5/15/2003        Purchase                        18,100          $8.817300
--------------------------------------------------------------------------------
 5/16/2003        Purchase                        13,400          $8.857700
--------------------------------------------------------------------------------
 5/16/2003        Purchase                        22,000          $8.920000
--------------------------------------------------------------------------------
 5/19/2003        Purchase                        60,400          $8.916300
--------------------------------------------------------------------------------
 5/20/2003        Purchase                        59,000          $8.846400
--------------------------------------------------------------------------------
 5/21/2003        Purchase                       131,100          $8.819300
--------------------------------------------------------------------------------
 5/22/2003        Purchase                        75,000          $8.812200
--------------------------------------------------------------------------------
 5/22/2003        Purchase                        12,500          $8.770000
--------------------------------------------------------------------------------
 5/22/2003        Purchase                        75,000          $8.812200
--------------------------------------------------------------------------------
 5/22/2003        Sale                               600          $8.739583
--------------------------------------------------------------------------------
 5/23/2003        Purchase                       163,800          $8.758800
--------------------------------------------------------------------------------
 5/23/2003        Purchase                        29,000          $8.758800
--------------------------------------------------------------------------------
 5/27/2003        Purchase                        97,800          $8.734900
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      Date        Transaction           Number of Shares    Price per share
--------------------------------------------------------------------------------
 5/27/2003        Purchase                        14,000          $8.734900
--------------------------------------------------------------------------------
 5/28/2003        Purchase                       166,600          $9.182300
--------------------------------------------------------------------------------
 5/28/2003        Purchase                        29,500          $9.182300
--------------------------------------------------------------------------------
 5/28/2003        Sale                               600          $9.414550
--------------------------------------------------------------------------------
 5/29/2003        Purchase                       152,300          $9.192300
--------------------------------------------------------------------------------
 5/29/2003        Purchase                        26,900          $9.192300
--------------------------------------------------------------------------------
 5/30/2003        Purchase                        51,000          $9.140900
--------------------------------------------------------------------------------
  6/2/2003        Purchase                       150,600          $9.021100
--------------------------------------------------------------------------------
  6/2/2003        Purchase                        12,500          $9.190000
--------------------------------------------------------------------------------
  6/2/2003        Purchase                        27,000          $9.021100
--------------------------------------------------------------------------------
  6/3/2003        Purchase                        86,000          $9.043600
--------------------------------------------------------------------------------
  6/3/2003        Purchase                         1,000          $9.036000
--------------------------------------------------------------------------------
  6/3/2003        Purchase                        15,100          $9.043600
--------------------------------------------------------------------------------
  6/4/2003        Purchase                        63,800          $9.142400
--------------------------------------------------------------------------------
  6/4/2003        Purchase                        11,300          $9.142400
--------------------------------------------------------------------------------
  6/5/2003        Purchase                        31,500          $9.143500
--------------------------------------------------------------------------------
  6/5/2003        Purchase                        17,500          $9.177100
--------------------------------------------------------------------------------
  6/5/2003        Purchase                         5,600          $9.143500
--------------------------------------------------------------------------------
  6/6/2003        Purchase                        10,000          $9.200000
--------------------------------------------------------------------------------
  6/6/2003        Purchase                         5,000          $9.240000
--------------------------------------------------------------------------------
  6/6/2003        Purchase                       153,400          $9.163000
--------------------------------------------------------------------------------
  6/6/2003        Purchase                        27,000          $9.163000
--------------------------------------------------------------------------------
  6/9/2003        Purchase                        74,300          $9.236300
--------------------------------------------------------------------------------
  6/9/2003        Purchase                        13,100          $9.236300
--------------------------------------------------------------------------------
 6/10/2003        Purchase                        68,300          $9.468400
--------------------------------------------------------------------------------
 6/10/2003        Purchase                        12,000          $9.468400
--------------------------------------------------------------------------------
 6/11/2003        Purchase                       207,100          $9.948600
--------------------------------------------------------------------------------
 6/11/2003        Purchase                         4,300          $9.635000
--------------------------------------------------------------------------------
 6/11/2003        Purchase                           700          $9.645000
--------------------------------------------------------------------------------
 6/11/2003        Sale                            14,000          $9.840838
--------------------------------------------------------------------------------
 6/12/2003        Purchase                        56,000          $10.503200
--------------------------------------------------------------------------------
 6/12/2003        Sale                            17,500          $10.483610
--------------------------------------------------------------------------------
 6/12/2003        Sale                             2,600          $10.494510
--------------------------------------------------------------------------------
 6/13/2003        Purchase                       181,600          $10.512100
--------------------------------------------------------------------------------
 6/13/2003        Sale                            11,900          $10.501110
--------------------------------------------------------------------------------
 6/16/2003        Purchase                        65,100          $10.661800
--------------------------------------------------------------------------------
 6/16/2003        Purchase                       140,000          $10.669300
--------------------------------------------------------------------------------
 6/16/2003        Purchase                        59,000          $10.669300
--------------------------------------------------------------------------------
 6/16/2003        Sale                             3,600          $10.641200
--------------------------------------------------------------------------------
 6/17/2003        Purchase                       107,900          $10.780200
--------------------------------------------------------------------------------
 6/17/2003        Purchase                        20,000          $10.780200
--------------------------------------------------------------------------------
 6/17/2003        Sale                             4,287          $10.780290
--------------------------------------------------------------------------------
 6/18/2003        Purchase                        68,400          $10.776800
--------------------------------------------------------------------------------
 6/18/2003        Purchase                        12,000          $10.776800
--------------------------------------------------------------------------------
 6/18/2003        Sale                             2,811          $10.754490
--------------------------------------------------------------------------------
 6/19/2003        Purchase                        62,400          $10.816900
--------------------------------------------------------------------------------
 6/19/2003        Purchase                        29,442          $10.838100
--------------------------------------------------------------------------------
 6/19/2003        Purchase                        11,000          $10.816900
--------------------------------------------------------------------------------
 6/20/2003        Purchase                        80,500          $10.983500
--------------------------------------------------------------------------------
 6/20/2003        Purchase                        15,000          $10.983500
--------------------------------------------------------------------------------
 6/23/2003        Purchase                        87,600          $11.337300
--------------------------------------------------------------------------------
 6/23/2003        Purchase                        87,600          $11.337300
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      Date        Transaction           Number of Shares    Price per share
--------------------------------------------------------------------------------
 6/23/2003        Sale                             7,200          $11.342570
--------------------------------------------------------------------------------
 6/24/2003        Purchase                       125,000          $11.676700
--------------------------------------------------------------------------------
 6/24/2003        Purchase                        56,700          $11.676700
--------------------------------------------------------------------------------
 6/24/2003        Sale                             5,100          $11.669950
--------------------------------------------------------------------------------
 6/24/2003        Sale                             2,800          $11.664450
--------------------------------------------------------------------------------
 6/25/2003        Purchase                       100,000          $12.201800
--------------------------------------------------------------------------------
 6/25/2003        Purchase                        36,400          $12.201800
--------------------------------------------------------------------------------
 6/25/2003        Sale                            20,000          $12.162330
--------------------------------------------------------------------------------
 6/26/2003        Purchase                       115,800          $12.358400
--------------------------------------------------------------------------------
 6/26/2003        Sale                            30,600          $12.268020
--------------------------------------------------------------------------------
 6/27/2003        Purchase                        48,400          $12.537900
--------------------------------------------------------------------------------
 6/27/2003        Sale                            12,800          $12.651910
--------------------------------------------------------------------------------
 6/30/2003        Purchase                       153,600          $12.794500
--------------------------------------------------------------------------------
 6/30/2003        Purchase                        27,100          $12.794500
--------------------------------------------------------------------------------
 6/30/2003        Sale                             2,300          $12.729400
--------------------------------------------------------------------------------
  7/1/2003        Purchase                       328,600          $12.747300
--------------------------------------------------------------------------------
  7/2/2003        Purchase                        10,000          $12.870000
--------------------------------------------------------------------------------
  7/2/2003        Purchase                        50,000          $12.940000
--------------------------------------------------------------------------------
  7/2/2003        Purchase                       169,400          $12.855800
--------------------------------------------------------------------------------
  7/2/2003        Purchase                        50,000          $12.940000
--------------------------------------------------------------------------------
  7/2/2003        Purchase                        30,000          $12.855800
--------------------------------------------------------------------------------
  7/2/2003        Sale                            50,000          $12.859400
--------------------------------------------------------------------------------
  7/2/2003        Sale                            50,000          $12.859400
--------------------------------------------------------------------------------
  7/3/2003        Purchase                       222,900          $13.010500
--------------------------------------------------------------------------------
  7/3/2003        Purchase                        40,000          $13.010500
--------------------------------------------------------------------------------
  7/7/2003        Purchase                        25,000          $12.984800
--------------------------------------------------------------------------------
  7/7/2003        Purchase                       223,200          $13.000500
--------------------------------------------------------------------------------
  7/7/2003        Purchase                        35,700          $13.129800
--------------------------------------------------------------------------------
  7/7/2003        Purchase                        36,000          $12.991800
--------------------------------------------------------------------------------
  7/7/2003        Purchase                         6,300          $13.129800
--------------------------------------------------------------------------------
  7/8/2003        Purchase                        14,017          $12.967800
--------------------------------------------------------------------------------
  7/8/2003        Purchase                        40,000          $13.021300
--------------------------------------------------------------------------------
  7/8/2003        Purchase                        85,200          $12.984700
--------------------------------------------------------------------------------
  7/8/2003        Purchase                         7,000          $13.021300
--------------------------------------------------------------------------------
  7/8/2003        Purchase                        15,000          $12.984700
--------------------------------------------------------------------------------
  7/8/2003        Sale                               400          $12.974400
--------------------------------------------------------------------------------
  7/9/2003        Purchase                        42,500          $12.985000
--------------------------------------------------------------------------------
  7/9/2003        Purchase                       146,400          $12.960500
--------------------------------------------------------------------------------
  7/9/2003        Purchase                         7,500          $12.985000
--------------------------------------------------------------------------------
  7/9/2003        Purchase                        25,800          $12.960500
--------------------------------------------------------------------------------
  7/9/2003        Sale                               900          $12.956090
--------------------------------------------------------------------------------
 7/10/2003        Purchase                         8,597          $12.945100
--------------------------------------------------------------------------------
 7/10/2003        Purchase                        59,000          $12.990000
--------------------------------------------------------------------------------
 7/10/2003        Purchase                        54,500          $12.948100
--------------------------------------------------------------------------------
 7/10/2003        Purchase                        11,000          $12.990000
--------------------------------------------------------------------------------
 7/10/2003        Purchase                        10,000          $12.948100
--------------------------------------------------------------------------------
 7/11/2003        Purchase                       160,100          $12.949000
--------------------------------------------------------------------------------
 7/11/2003        Purchase                        29,000          $12.949000
--------------------------------------------------------------------------------
 7/14/2003        Purchase                       142,200          $13.269000
--------------------------------------------------------------------------------
 7/14/2003        Purchase                        25,000          $13.269000
--------------------------------------------------------------------------------
 7/14/2003        Sale                            13,627          $13.532970
--------------------------------------------------------------------------------
 7/14/2003        Sale                             5,000          $13.444370
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      Date        Transaction           Number of Shares     Price per share
--------------------------------------------------------------------------------
 7/15/2003        Purchase                        16,200          $13.838700
--------------------------------------------------------------------------------
 7/15/2003        Purchase                        41,000          $13.797600
--------------------------------------------------------------------------------
 7/15/2003        Sale                            52,700          $13.853550
--------------------------------------------------------------------------------
 7/15/2003        Sale                             1,500          $13.869350
--------------------------------------------------------------------------------
 7/16/2003        Purchase                        10,000          $13.902300
--------------------------------------------------------------------------------
 7/16/2003        Purchase                       126,000          $13.871100
--------------------------------------------------------------------------------
 7/16/2003        Purchase                        25,000          $13.871100
--------------------------------------------------------------------------------
 7/16/2003        Sale                            17,675          $13.951650
--------------------------------------------------------------------------------
 7/17/2003        Purchase                        99,700          $13.954400
--------------------------------------------------------------------------------
 7/17/2003        Purchase                        17,500          $13.954400
--------------------------------------------------------------------------------
 7/17/2003        Sale                            12,300          $13.879350
--------------------------------------------------------------------------------
 7/17/2003        Sale                             1,152          $14.034340
--------------------------------------------------------------------------------
 7/18/2003        Purchase                        65,500          $14.143300
--------------------------------------------------------------------------------
 7/18/2003        Sale                            35,500          $14.429220
--------------------------------------------------------------------------------
 7/21/2003        Purchase                       162,900          $15.006500
--------------------------------------------------------------------------------
 7/21/2003        Purchase                        30,000          $15.006500
--------------------------------------------------------------------------------
 7/21/2003        Sale                            20,500          $15.000800
--------------------------------------------------------------------------------
 7/22/2003        Purchase                        57,600          $15.200900
--------------------------------------------------------------------------------
 7/22/2003        Purchase                        11,000          $15.200900
--------------------------------------------------------------------------------
 7/22/2003        Sale                            25,885          $15.267280
--------------------------------------------------------------------------------
 7/23/2003        Purchase                        31,800          $15.560000
--------------------------------------------------------------------------------
 7/23/2003        Sale                            79,700          $15.619970
--------------------------------------------------------------------------------
 7/24/2003        Purchase                       138,400          $15.084100
--------------------------------------------------------------------------------
 7/24/2003        Purchase                       113,700          $15.027600
--------------------------------------------------------------------------------
 7/24/2003        Sale                             9,300          $15.759560
--------------------------------------------------------------------------------
 7/24/2003        Sale                             2,100          $15.760260
--------------------------------------------------------------------------------

The following transactions were effected by Management through its exercise of sole voting and dispositive power over the shares held through Artal.

--------------------------------------------------------------------------------
      Date        Transaction           Number of Shares            Price
--------------------------------------------------------------------------------
 5/14/2003        Purchase                        70,000          $8.745100
--------------------------------------------------------------------------------
 5/14/2003        Purchase                        11,116          $8.739200
--------------------------------------------------------------------------------
 5/15/2003        Purchase                        42,200          $8.817300
--------------------------------------------------------------------------------
 5/15/2003        Purchase                           200          $8.715000
--------------------------------------------------------------------------------
 5/16/2003        Purchase                       100,000          $8.857700
--------------------------------------------------------------------------------
 5/16/2003        Purchase                         4,684          $8.775000
--------------------------------------------------------------------------------
 5/19/2003        Purchase                         4,000          $8.875000
--------------------------------------------------------------------------------
 5/19/2003        Purchase                        60,400          $8.916300
--------------------------------------------------------------------------------
 5/20/2003        Purchase                        75,000          $8.846400
--------------------------------------------------------------------------------
 5/22/2003        Purchase                        28,500          $8.812200
--------------------------------------------------------------------------------
 5/22/2003        Purchase                         2,500          $8.770000
--------------------------------------------------------------------------------
 5/23/2003        Purchase                        37,500          $8.779000
--------------------------------------------------------------------------------
 5/27/2003        Purchase                        20,000          $8.734900
--------------------------------------------------------------------------------
 5/28/2003        Purchase                        15,000          $8.900000
--------------------------------------------------------------------------------
 5/29/2003        Purchase                        15,000          $9.192300
--------------------------------------------------------------------------------
 5/30/2003        Purchase                        12,000          $9.140900
--------------------------------------------------------------------------------

The following transactions were effected by Mr. Sacane through his exercise of voting and dispositive power over shares held in a third party trading account. Beginning in September 2002, Mr. Sacane has no voting or dispositive power over, and is not otherwise affiliated with, such account.

Date              Transaction           Number of Shares    Price per share
--------------------------------------------------------------------------------
 7/22/2002        Purchase                         5,000          $7.368000
--------------------------------------------------------------------------------
 7/23/2002        Purchase                        25,000          $7.061000
--------------------------------------------------------------------------------
 7/24/2002        Purchase                        10,000          $6.651000
--------------------------------------------------------------------------------
 7/24/2002        Purchase                         5,000          $6.808000
--------------------------------------------------------------------------------
 7/24/2002        Purchase                         4,000          $7.052000
--------------------------------------------------------------------------------
 7/24/2002        Purchase                         1,000          $6.515000
--------------------------------------------------------------------------------
 7/25/2002        Purchase                        10,000          $6.944000
--------------------------------------------------------------------------------
 7/26/2002        Purchase                         5,100          $6.955000
--------------------------------------------------------------------------------
 7/29/2002        Purchase                         5,000          $6.874000
--------------------------------------------------------------------------------
 7/29/2002        Purchase                         3,700          $6.929000
--------------------------------------------------------------------------------
 7/30/2002        Purchase                        10,000          $6.739000
--------------------------------------------------------------------------------
 7/31/2002        Purchase                        10,000          $6.539000
--------------------------------------------------------------------------------
 7/31/2002        Purchase                         5,000          $6.522000
--------------------------------------------------------------------------------
  8/1/2002        Purchase                         5,000          $6.213000
--------------------------------------------------------------------------------
  8/5/2002        Purchase                         1,600          $5.534000
--------------------------------------------------------------------------------
  8/6/2002        Purchase                        24,300          $5.526000
--------------------------------------------------------------------------------
  8/7/2002        Purchase                        29,700          $5.526000
--------------------------------------------------------------------------------
  8/8/2002        Purchase                        10,000          $5.418000
--------------------------------------------------------------------------------
  8/9/2002        Purchase                         4,600          $5.340000
--------------------------------------------------------------------------------
  8/9/2002        Purchase                         2,200          $5.436000
--------------------------------------------------------------------------------
 8/12/2002        Purchase                         7,500          $5.116000
--------------------------------------------------------------------------------
 8/13/2002        Purchase                         5,000          $5.065000
--------------------------------------------------------------------------------
 8/14/2002        Purchase                         5,000          $5.489000
--------------------------------------------------------------------------------
 8/15/2002        Purchase                         6,250          $5.457000
--------------------------------------------------------------------------------
 8/19/2002        Purchase                         5,900          $5.289000
--------------------------------------------------------------------------------
 8/20/2002        Purchase                         2,500          $5.266000
--------------------------------------------------------------------------------
 8/21/2002        Purchase                         5,000          $5.314000
--------------------------------------------------------------------------------
 8/22/2002        Purchase                         7,500          $5.590000
--------------------------------------------------------------------------------
 8/23/2002        Purchase                         6,000          $5.705000
--------------------------------------------------------------------------------
 8/26/2002        Purchase                         2,500          $5.698000
--------------------------------------------------------------------------------
 8/28/2002        Purchase                         3,750          $5.664000
--------------------------------------------------------------------------------
 8/29/2002        Purchase                         2,500          $5.787000
--------------------------------------------------------------------------------
 8/30/2002        Purchase                         3,026          $5.845000
--------------------------------------------------------------------------------

            (d) MF and Artal have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of the shares reported herein that are held by Capital and Management, respectively. MF has an interest by virtue of such relationship that relates to more than 5% of the Company's Common Stock.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

            Please see the description contained in Item 4 of the April 11, 2003 agreement between certain of the Reporting Persons and the Company, which description is incorporated herein by reference. A copy of the agreement is attached hereto as Exhibit 1.

Item 7. Material to be Filed as Exhibits.

            Exhibit 1: Agreement dated as of April 11, 2003 between Durus Capital Management, LLC, Scott Sacane and Aksys, Ltd.

            Exhibit 2: Joint Filing Agreement dated as of July 28, 2003, by and among the Reporting Persons.

                                   SIGNATURES

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

      Dated: July 28, 2003


                                            Durus Capital Management, LLC

                                            By: /s/ Scott Sacane
                                                ----------------
                                                Name:  Scott Sacane
                                                Title: Managing Member


                                            /s/ Scott Sacane
                                            ----------------
                                            Scott Sacane


                                            Durus Capital Management (N.A.), LLC

                                            By: /s/ Scott Sacane
                                                ----------------
                                                Name:  Scott Sacane
                                                Title: Managing Director